

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036

> **Re:** **China Xiniya Fashion Limited**
> **Registration Statement on Form F-1**
> **Filed November 4, 2010**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 8, 2010**
> **File No. 333-170368**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 37

1.   It appears that the amount presented as your net tangible book value as of September 30, 2010 includes deferred offering costs of RMB 6,794,000. However, it appears that net tangible book value should exclude intangible assets including these types of deferred costs. Please tell us why you have determined that the inclusion of deferred offering costs in this calculation is appropriate or revise your disclosure accordingly. Refer to Item 506 of Regulation S-K.

Cash Flow Generated by Operating Activities, page 67

2.   We note your response to our prior comment four. Your revised disclosure cites increased sales as the cause of the increases in inventories, trade payables, and trade receivables whereas you previously attributed the increases in trade payables and trade receivables to seasonality. Our prior comment will be re-issued as your revised disclosure does not appear to provide adequate information that will enable an investor to

understand the underlying causes of the increases in inventories, trade payables, and trade receivables. Your revised disclosure should explain the impact of factors such as seasonality and sales revenue on these account balances and related turnover ratios during the interim period ended September 30, 2010.

Principal and Selling Shareholders, page 102

3.   Please revise footnote four to the beneficial ownership table to reflect the ownership percentage after the offering for the selling shareholders, if the overallotment is exercised. Such information is required by Item 506 of Regulation S-K. Consider providing the information in footnote four in tabular format.

Part II

Item 8. Exhibits and Financial Statement Schedules

4.   Exhibit 5.1 refers to the Director's Certificate, which the exhibit states is attached to the exhibit. Please file exhibit 5.1 in its entirety, including this attachment.

5.   We note your response to comment seven from our letter dated November 3, 2010, which states that these contract terms are included on a case by case basis after negotiation with each of the distributors. Given this response, it does not appear this is a standard form of agreement. Please file each material agreement with your distributors as exhibits.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Seem, Esq.
        Fax: (86-10) 6563 6002